Exhibit 99.2

Psyence BioMed Regains Full Compliance with Nasdaq Continued Listing Requirements

NEW YORK – June 17, 2025 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), today announced that it has received formal notification from the Nasdaq Hearings Panel confirming that the Company has regained compliance with all applicable Nasdaq continued listing requirements. This confirmation follows a successful compliance hearing held on May 29, 2025.

“As a result of the decisive steps we’ve taken, Psyence BioMed is now fully compliant with Nasdaq’s continued listing standards,” said Dr. Neil Maresky, Chief Executive Officer of Psyence BioMed. “With a debt-free balance sheet, strong cash position, and a focused strategy, we believe we are well positioned to accelerate the commercialization of our nature-derived therapeutics and advance our mission to deliver evidence-based solutions – using psilocybin and Ibogaine – for unmet needs in palliative care, addiction, and related mental health conditions.”

To support its efforts to regain compliance, the Company’s shareholders approved a share consolidation (reverse stock split) at a Special Meeting of Stockholders held on April 16, 2025. The approved proposal authorized a reverse split at a ratio of up to 1-for-50, or a lesser amount at the discretion of the Board of Directors. The Board subsequently approved a final ratio of 1-for-7.97, which was implemented to increase the per-share trading price of the Company’s common shares to meet Nasdaq’s $1.00 minimum bid price requirement under Listing Rule 5550(a)(2).

“We appreciate the opportunity provided by the Nasdaq Hearings Panel to demonstrate our full compliance,” added Dr. Maresky. “This reaffirms our commitment to strong corporate governance and long-term value creation for our shareholders.”

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial, and trial execution under the newly engaged CRO, the maintenance of Nasdaq listing requirements, and the creation of long-term shareholder value. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase and that the Company will be able to maintain a share price trading above $1.00 per share. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.